SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s third quarter of
2017 financial and operating report

Mexico City, October 24, 2017 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2017.

•         Our postpaid wireless subscriber base continued to show solid growth as it registered an annual increase of 6.0% after net additions of 1.4 million in the quarter, including 699 thousand in Brazil and 202 thousand in Mexico.

•         On the fixed-line platform broadband accesses were up 5.0% year-on-year after 345 thousand new access gains in the quarter, while our PayTV subscriber base registered 50 thousand disconnections.

•         Our third quarter revenues totaled 244 billion pesos, with service revenues coming in at 210 billion pesos. They were down 2.2% and 1.9% respectively in Mexican peso terms, but at constant exchange rates service revenues actually posted a 1.5% year-on-year increase. Revenue growth was affected by the natural disasters that hit Mexico, Puerto Rico and, to some extent, the U.S.

•         In Mexico we opened the networks and public phones at no cost for five days, even to non-clients, and in Puerto Rico we credited back one month of fees to our postpaid clients and provided a 30 dollar bonus to our prepaids.

•         In Latin America mobile data revenues led the way with a 24.3% annual increase, followed by fixed-broadband data, 5.2%, and PayTV revenues, 0.9%. In our European operations mobile data revenues were expanding 8.0%, with PayTV revenues growing 22.0%. Notwithstanding the economic impact of the earthquakes, our Mexican mobile operations continued recovering strongly, with service revenues climbing 8.5% year-on-year on the back of 21.3% data-services growth.

•         Our adjusted EBITDA—excluding an 18.5 billion pesos expense associated with an arbitration ruling in Colombia—came in at 66.3 billion pesos, down 2.1% in Mexican peso terms but up 1.3% at constant exchange rates. The EBITDA figure reflects even more than revenues the impact of the natural disasters in Mexico and Puerto Rico, given the expenses incurred.

•         After comprehensive financing costs of 22.9 billion pesos, half of which arose from foreign exchange losses mostly incurred as a result of the depreciation of the Mexican peso vs. the U.S. dollar and the euro, we posted a net loss of 9.5 billion pesos. Adjusted for the Colombian ruling we would have had a net profit of 2.5 billion pesos.

•         Our net debt ended September at 575.1 billion pesos, down from 629.7 billion in December 2016. It was equivalent to 2.0 times LTM Adjusted EBITDA. Capital expenditures totaled 84.3 billion pesos and net shareholder distributions 5.3 billion pesos in the nine months to September, after adjusting for dividends received from KPN.

América Móvil Fundamentals (IFRS)
	3Q17	3Q16
Earnings per Share (Mex$) (1)	-0.14	0.03
Earning per ADR (US$) (2)	-0.16	0.03
EBITDA per Share (Mex$) (3)	0.72	1.03
EBITDA per ADR (US$)	0.81	1.10
Net Income (millions of Mex$)	-9,547	2,123
Average Shares Outstanding (billions)	66.02	65.51
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

Relevant Events

On August 16th, the Mexican Supreme Court, resolved that the Zero-interconnection-rate regime defined by Congress in July 2014 is unconstitutional. It also resolved that the entity responsible for defining interconnection rates is the Instituto Federal de Telecomunicaciones "lFT". The IFT is currently defining what interconnection rate will apply, beginning in January 2018. The Supreme Court ruled that other carriers shall not compensate Telcel for the adverse effects caused by the zero-interconnection rate.

On July 25th, in the context of an arbitration process initiated by Colombia’s Ministry of Information and Communications (“MinTIC”), an arbitration panel in Colombia ruled that our subsidiary Comcel was obliged to revert certain telecom assets to the Colombian Government under the terms of the original concession agreements granted in 1994 and extended through 2014.  It further ruled that in order not to disrupt the public telecom service Comcel was to satisfy that obligation by instead paying to the Colombian Government an amount estimated to be the value of said assets.  On August 29th Comcel paid under protest the amount defined by the panel which, at 3,155 billion Colombian pesos, was then equivalent to 1,070 million dollars. We have challenged the above ruling in all national and international forums available to us.

On September 6th we reached an agreement to sell our 30% stake of Grupo Pachuca. We will maintain certain broadcasting rights over the national soccer clubs Pachuca, León and Mineros de Zacatecas, that will allow us to continue to develop sports content on our different platforms.

On October 3rd, we closed a joint venture with JCDecaux that integrates into one business our respective out-of-home advertising units. We now own 40% of the combined business.

América Móvil’s Subsidiaries as of September 2017
			Equity
Country	Brand	Business	Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.8%
	Sección Amarilla (1)	other	98.4%
	Telvista	other	90.0%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.7%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	21.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity participation of Telmex Internacional of which América Móvil owns 97.88%.

Access Lines

We ended September with 363 million access lines, with our fixed-RGUs increasing 0.5% and our wireless base declining 1.3%.

Net subscriber additions for the third quarter came in at 330 thousand. On postpaid we added 1.4 million subscribers—including 699 thousand in Brazil and 202 thousand in Mexico—but disconnected just over one million prepaids. Our postpaid base was up 6.0% with Chile’s increasing 18.6% and Brazil’s 11.9%.

On the fixed-line platform, broadband accesses were up 5.0% year-on-year after 345 thousand new accesses in the quarter, most of them in Brazil, Central America, and Colombia. Our PayTV subscriber base was down 1.4% annually, with 50 thousand disconnections in the quarter.

Wireless Subscribers as of September 2017
	Total(1) (Thousands)
Country	Sep ’17	Jun ’17	Var.%	Sep ’16	Var.%
Argentina, Paraguay and Uruguay	24,000	23,910	0.4%	23,204	3.4%
Austria & CEE	20,828	20,677	0.7%	20,732	0.5%
Brazil	60,398	60,272	0.2%	63,519	-4.9%
Central America	15,653	15,499	1.0%	15,880	-1.4%
Caribbean	5,583	5,551	0.6%	5,426	2.9%
Chile	6,880	6,798	1.2%	6,500	5.8%
Colombia	29,112	29,225	-0.4%	28,489	2.2%
Ecuador	8,612	8,822	-2.4%	8,915	-3.4%
Mexico	73,315	73,099	0.3%	72,740	0.8%
Peru	12,238	12,071	1.4%	12,029	1.7%
USA	23,743	24,109	-1.5%	26,486	-10.4%
Total Wireless Lines	280,363	280,033	0.1%	283,920	-1.3%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of September 2017
	Total(1) (Thousands)
Country	Sep ’17	Jun ’17	Var.%	Sep ’16	Var.%
Argentina, Paraguay and Uruguay	663	644	2.8%	603	9.9%
Austria & CEE	6,015	5,899	2.0%	5,607	7.3%
Brazil	35,962	35,972	0.0%	36,983	-2.8%
Central America	5,698	5,591	1.9%	5,273	8.1%
Caribbean	2,721	2,716	0.2%	2,633	3.4%
Chile	1,353	1,351	0.2%	1,304	3.8%
Colombia	6,679	6,590	1.4%	6,187	8.0%
Ecuador	362	359	0.9%	353	2.6%
Mexico	21,857	22,012	-0.7%	21,884	-0.1%
Peru	1,408	1,426	-1.3%	1,480	-4.8%
Total RGUs	82,719	82,561	0.2%	82,307	0.5%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

The summer holidays came abruptly to an end as a number of natural disasters hit Mexico, the Caribbean and the U.S. At the same time, and after a period of relative calm in financial markets, information on the likely acceleration of wage inflation earlier this month revived talk of future inflationary pressures, with the Fed signaling it will continue raising rates, bringing about renewed volatility in emerging markets currencies.

Our third quarter revenues totaled 244 billion pesos, with service revenues coming in at 210 billion pesos. They were down 2.2% and 1.9% respectively in Mexican peso terms, but at constant exchange rates service revenues actually posted a 1.5% year-on-year increase.

The latter figure reflects the impact of lost revenues in Mexico and Puerto Rico on account of the earthquakes and hurricane Maria. In Puerto Rico we provided bonuses to our prepaid clients and credited monthly fees to our postpaid clients; in Mexico, Telcel and Telmex opened their networks at no cost to their clients for five days, following the earthquakes on September 19th.

Consolidated service revenue growth reflects also the normalization of the annual base of comparison in the U.S., since in the third quarter of 2016 we incorporated certain T-Mobile’s subscribers, including their revenues and EBITDA.

Excluding Puerto Rico—where service revenues collapsed 17.4%—and the U.S., revenue trends in our other operations remained very much in line with those seen through the second quarter.

In Latam overall, mobile data revenues led the way with a 24.3% annual increase, followed by fixed-broadband, at 5.2%, and PayTV revenues at 0.9%. In our European operations mobile data revenues were expanding 8.0%, with PayTV revenues growing 22.0%. The South American block posted the fastest rate of service revenue growth, 3.4%, followed by Europe, Central America and Mexico. In Mexico mobile service revenues continued to post a strong recovery even in spite of the earthquakes: they were up 8.5% in the quarter, compared to their 15.4% decline a year earlier.

Our adjusted EBITDA—excluding an item resulting from the arbitration ruling in Colombia described in the Relevant Events section, which is considered to be an operating expense—came in at 66.3 billion pesos, down 2.1% in Mexican peso terms, in line with the decline in total revenues. At constant exchange rates, it was up 1.3% in the quarter.  The rate of growth of our adjusted EBITDA was more affected than that of revenues by the natural disasters in Mexico and Puerto Rico, since they had an impact on costs as well, particularly in Puerto Rico.

América Móvil’s Income Statement (IFRS) Millions of Mexican pesos
	3Q17	3Q16	Var.%	Jan-Sep 17	Jan-Sep 16	Var.%
Service Revenues	210,284	214,261	-1.9%	657,491	608,372	8.1%
Equipment Revenues	33,905	35,449	-4.4%	100,284	97,706	2.6%
Total Revenues	244,189	249,710	-2.2%	757,775	706,078	7.3%
Cost of Service	78,526	80,948	-3.0%	245,890	228,538	7.6%
Cost of Equipment	40,810	41,853	-2.5%	120,614	119,337	1.1%
Selling, General & Administrative Expenses	56,799	57,961	-2.0%	179,165	163,366	9.7%
Others	1,770	1,218	45.3%	4,955	4,390	12.9%
Total Costs and Expenses	177,905	181,981	-2.2%	550,625	515,632	6.8%
Adjusted EBITDA*	66,284	67,729	-2.1%	207,150	190,446	8.8%
% of Total Revenues	27.1%	27.1%		27.3%	27.0%
Depreciation & Amortization	37,678	37,671	0.0%	117,019	106,588	9.8%
Adjusted EBIT*	28,605	30,058	-4.8%	90,131	83,858	7.5%
% of Total Revenues	11.7%	12.0%		11.9%	11.9%
Net Interest Expense	6,482	8,016	-19.1%	20,295	22,204	-8.6%
Other Financial Expenses	4,605	6,371	-27.7%	8,939	11,887	-24.8%
Foreign Exchange Loss	11,835	10,355	14.3%	-23,425	24,020	-197.5%
Comprehensive Financing Cost (Income)	22,923	24,742	-7.4%	5,809	58,111	-90.0%
Income & Deferred Taxes	1,908	1,975	-3.4%	28,560	8,745	226.6%

Net Income before Minority
Interest and Equity Participation in Results	3,774	3,341	13.0%	55,761	17,002	228.0%
of Affiliates

Equity Participation in Results of Affiliates	55	65	-15.7%	81	135	-39.9%
Minority Interest	-1,311	-1,283	-2.2%	-3,156	-2,515	-25.5%
Adjusted Net Income (Loss)	2,518	2,123	18.6%	52,687	14,622	260.3%
Net Income (Loss)	-9,547	2,123	n.m.	40,621	14,622	177.8%

*Adjusted EBITDA and EBIT do not include the expense item associated with the arbitration ruling in Colombia of 18,548 million Mexican Pesos in the quarter, booked as other expenses. The EBITDA for the quarter was 47,736 million Mexican Pesos, down 29.5% year-on-year. For more details please visit https://www.bmv.com.mx/en/issuers/financialinformation/AMX-6024-CGEN_CAPIT

After comprehensive financing costs of 22.9 billion pesos, half of which arose from foreign exchange losses mostly incurred as a result of the depreciation of the Mexican peso vs. the U.S. dollar and the euro, we posted a net loss of 9.5 billion pesos in the quarter, principally on account of the Colombian ruling described above; in the absence of such ruling we would have had a net profit of 2.5 billion pesos.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Sep '17	Dec '16	Var.%		Sep '17	Dec '16	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	78,531	78,076	0.6%	Short Term Debt*	59,935	82,607	-27.4%
Term Investments
Accounts Receivable	186,593	206,684	-9.7%	Accounts Payable	269,605	321,881	-16.2%
Other Current Assets	22,382	20,279	10.4%	Other Current Liabilities	75,073	65,515	14.6%
Inventories	37,077	36,871	0.6%		404,612	470,003	-13.9%
	324,583	341,909	-5.1%

Non Current Assets				Non Current Liabilities
Plant & Equipment	623,119	701,190	-11.1%	Long Term Debt	593,662	625,194	-5.0%
Investments in Affiliates	2,926	3,603	-18.8%	Other Liabilities	147,501	148,821	-0.9%
					741,163	774,015	-4.2%
Deferred Assets
Goodwill (Net)	148,341	152,633	-2.8%
Intangible Assets	116,901	128,598	-9.1%	Shareholder's Equity	249,562	271,024	-7.9%
Deferred Assets	179,467	187,109	-4.1%

Total Assets	1,395,337	1,515,042	-7.9%	Total Liabilities and Equity	1,395,337	1,515,042	-7.9%
*Includes current portion of Long Term Debt.

Our net debt ended September at 575.1 billion pesos, down from 629.7 billion in December 2016. It was equivalent to 2.0 times LTM Adjusted EBITDA. In flow terms, not including the new obligation generated by the Colombian ruling, we reduced our net debt by 37.6 billion pesos. In addition, we covered capital expenditures in the amount of 84.3 billion pesos, acquired equity interests and paid down pension obligations in the amount of 4.0 billion pesos and 6.2 billion pesos, and distributed to our shareholders 5.3 billion pesos, of which 4.3 billion took the form of cash dividends after netting out 1.8 billion pesos in dividends received from KPN. (There were other non-cash dividends paid out in shares to investors that opted to receive shares instead of cash).

Financial Debt of América Móvil* Millions
	Sep -17	Dec -16
Peso - denominated debt (MxP)	74,918	87,527
Bonds and other securities	72,607	72,416
Banks and others	2,311	15,111
U.S. Dollar - denominated debt (USD)	11,352	10,656
Bonds and other securities	9,936	9,936
Banks and others	1,416	720
Euro - denominated Debt (EUR)	12,571	13,867
Bonds and other securities	12,571	13,845
Banks and others	0	23
Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750
Reais - denominated Debt (BRL)	2,706	545
Bonds and other securities	2,000	0
Banks and others	706	545
Debt denominated in other currencies (MxP)	21,324	23,195
Bonds and other securities	21,236	23,069
Banks and others	88	126
Total Debt (MxP)	653,597	707,801
Cash, Marketable Securities and Short Term Financial Investments (MxP)	78,531	78,076
Net Debt (MxP)	575,066	629,726

*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure. The debt figures include the face value amount of the outstanding América Móvil hybrid bonds (1,450M euros and 550M sterling), but do not include the TKA hybrid bond (600M euros).

Mexico

We added 202 thousand postpaid subscribers and 14 thousand prepaids to finish the quarter with a total of 73.3 million subscribers, slightly more than a year before.  Our postpaid base posted a 6.6% year-on-year increase. On the fixed-line platform we had 21.9 million accesses, roughly flat vs. the year-earlier quarter, with net disconnections of 133 thousand fixed-voice lines but almost unchanged in broadband accesses.

Total revenues came in at 66.3 billion pesos and service revenues at 51.2 billion pesos. The latter were up 3.0% from the year-earlier quarter and 1.2% sequentially, with wireless service revenues increasing 8.5% year-on-year in spite of the impact of the earthquakes suffered in Mexico.  On the fixed-line platform service revenues were up 0.6% in the period.

After the earthquake of September 19th Telcel and Telmex opened up their networks at no cost for five days, including over 5000 WiFi hot-spots that could be used even by non-clients and public phones.

Third quarter EBITDA totaled 20.9 billion pesos, representing a 0.9% year-on-year increase, the first increase we have posted in 11 quarters. The EBITDA margin came in at 31.5% of total revenues and was 0.4 percentage points higher than a year before.

INCOME STATEMENT (IFRS) - Mexico Millions of MxP
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues *	66,253	66,480	-0.3%	195,551	196,414	-0.4%
Total Service Revenues	51,163	49,681	3.0%	151,059	150,311	0.5%
Wireless Revenues	43,976	42,894	2.5%	128,087	126,430	1.3%
Service Revenues	30,443	28,060	8.5%	88,748	85,272	4.1%
Equipment Revenues	13,401	14,750	-9.2%	38,874	40,079	-3.0%
Fixed Line and Other Revenues	24,033	25,538	-5.9%	73,070	75,486	-3.2%
EBITDA	20,875	20,692	0.9%	61,900	65,380	-5.3%
% total revenues	31.5%	31.1%		31.7%	33.3%
EBIT	13,442	13,802	-2.6%	39,735	45,378	-12.4%
%	20.3%	20.8%		20.3%	23.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	73,315	72,740	0.8%
Postpaid	12,560	11,787	6.6%
Prepaid	60,755	60,953	-0.3%
MOU	475	442	7.5%
ARPU (MxP)	139	128	8.2%
Churn (%)	4.2%	4.5%	(0.4)
Revenue Generating Units (RGUs) *	21,857	21,884	-0.1%
Fixed Lines	12,625	12,845	-1.7%
Broadband	9,231	9,039	2.1%
* Fixed Line and Broadband.

Argentina, Paraguay and Uruguay

We finished the quarter with 24 million mobile clients, 3.4% more than a year before, and 663 thousand fixed-RGUs, up 9.9% year-on-year, as PayTV accesses expanded 18.0% in Paraguay.

Revenue growth remains strong with service revenues climbing 33.1% on the back of mobile data revenues that soared 59.6%. On the fixed-line platform revenues rose 20.8%; they account for 8% of the total.

EBITDA grew almost in line with service revenues, 32.4%, to 4.5 billion Argentinean pesos. The EBITDA margin stood at 34.9%, a 1.5 percentage points margin expansion from the year before.

In August we were granted the use of 20MHz in the 700 MHz band and 20 MHz in the 1700/2100 MHz (AWS-E) band in a public auction in Uruguay.

INCOME STATEMENT (IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	13,033	10,281	26.8%	35,950	28,778	24.9%
Total Service Revenues	10,680	8,025	33.1%	20,417	15,398	32.6%
Wireless Revenues	12,193	9,655	26.3%	33,544	27,007	24.2%
Service Revenues	9,830	7,397	32.9%	27,359	20,513	33.4%
Equipment Revenues	2,353	2,255	4.3%	6,147	6,481	-5.2%
Fixed Line and Other Revenues	840	695	20.8%	2,406	1,972	22.0%
EBITDA	4,544	3,432	32.4%	12,812	9,828	30.4%
% total revenues	34.9%	33.4%		35.6%	34.2%
EBIT	3,566	2,638	35.2%	10,016	7,621	31.4%
%	27.4%	25.7%		27.9%	26.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Paraguay & Uruguay Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	24,000	23,204	3.4%
Postpaid	2,444	2,460	-0.7%
Prepaid	21,556	20,744	3.9%
MOU	90	100	-10.0%
ARPU (ARP)	136	107	28.0%
Churn (%)	2.1%	2.3%	(0.3)
Revenue Generating Units (RGUs) *	663	603	9.9%
* Fixed Line, Broadband and Television.

Brazil

We gained 699 thousand postpaid clients in the quarter—twice as many as those added a year before—and disconnected 573 thousand prepaids, to finish September with 60.4 million subscribers. Our postpaid base was up 11.9% year-on-year. On the fixed-line front, RGUs ended the quarter at nearly 36 million; we added 162 thousand broadband accesses but disconnected 165 thousand satellite Pay TV clients.

We generated revenues of 8.8 billion reais, with service revenues that came down 1.5% year-on-year. Service revenues on the mobile platform were up 3.5%—on the back of data that climbed 33.6%—and down 3.4% on the fixed-line one pressured by voice and PayTV revenues.

At 2.6 billion reais, EBITDA was up 5.9% year-on-year, with the EBITDA margin climbing 2.3 percentage-points from the year-earlier quarter, to 28.8%.

INCOME STATEMENT (IFRS) - Brazil Millions of BrL
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	8,843	9,074	-2.5%	26,541	27,112	-2.1%
Total Service Revenues	8,693	8,826	-1.5%	26,095	26,279	-0.7%
Wireless Revenues	2,913	2,910	0.1%	8,623	8,863	-2.7%
Service Revenues	2,757	2,664	3.5%	8,157	8,037	1.5%
Equipment Revenues	151	247	-39.1%	446	828	-46.2%
Fixed Line and Other Revenues	5,931	6,164	-3.8%	17,918	18,249	-1.8%
EBITDA	2,551	2,408	5.9%	7,441	7,144	4.2%
% total revenues	28.8%	26.5%		28.0%	26.3%
EBIT	380	224	69.7%	907	565	60.6%
%	4.3%	2.5%		3.4%	2.1%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Brazil Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	60,398	63,519	-4.9%
Postpaid	19,338	17,285	11.9%
Prepaid	41,060	46,233	-11.2%
MOU	87	94	-8.0%
ARPU (BrL)	15	14	9.7%
Churn (%)	3.6%	3.8%	(0.2)
Revenue Generating Units (RGUs) *	35,962	36,983	-2.8%
* Fixed Line, Broadband and Television.

Chile

We had 6.9 million wireless subscribers in Chile at the end of September, 5.8% more than a year before, after adding 82 thousand subscribers, most of them postpaid. Fixed RGUs increased 3.8% relative to the prior year, with broadband accesses rising 13.5%.

Revenues increased 13.1% year-on-year to reach 213 billion Chilean pesos as service revenues increased 9.6%. Mobile and fixed data revenues led the way, expanding in the period 26.9% and 21.4%, respectively. Revenues in the fixed platform represent 36.1% of total revenues.

EBITDA climbed 55.4% over the prior year to reach 31.5 billion Chilean pesos, equivalent to 14.8% of revenues. The EBITDA margin rose four percentage points in the last year.

INCOME STATEMENT (IFRS) - Chile Millions of ChPL
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	212,529	187,836	13.1%	623,296	554,260	12.5%
Total Service Revenues	189,083	172,493	9.6%	554,650	506,217	9.6%
Wireless Revenues	141,028	122,462	15.2%	412,035	362,614	13.6%
Service Revenues	117,578	107,230	9.6%	343,358	314,096	9.3%
Equipment Revenues	23,446	15,343	52.8%	68,646	48,043	42.9%
Fixed Line and Other Revenues	79,515	70,975	12.0%	233,104	208,378	11.9%
EBITDA	31,549	20,297	55.4%	88,172	47,424	85.9%
% total revenues	14.8%	10.8%		14.1%	8.6%
EBIT	-20,990	-32,686	35.8%	-70,647	-111,100	36.4%
%	-9.9%	-17.4%		-11.3%	-20.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	6,880	6,500	5.8%
Postpaid	1,826	1,539	18.6%
Prepaid	5,054	4,961	1.9%
MOU	127	149	-15.1%
ARPU (ChP)	5,858	5,626	4.1%
Churn (%)	5.6%	5.7%	(0.1)
Revenue Generating Units (RGUs) *	1,353	1,304	3.8%
* Fixed Line, Broadband and Television.

Colombia

We added 51 thousand postpaid subscribers in the third quarter and disconnected 163 thousand prepaids to finish September with 29.1 million wireless subscribers, 2.2% more than a year before. Our postpaid base increased 6.1% annually to 6.6 million subscribers. On the fixed-line side, our fixed RGUs were up 8.0% to 6.7 million, with land-lines and broadband accesses expanding 11.9% and 9.0%, respectively.

Revenues rose 2.4% over the year to 2.8 trillion Colombian pesos with service revenues growing 3.7%.  On the mobile platform, service revenues—which represent 64% of the total—increased 1.6% led by data revenues that were up 12.1%. On the fixed-line platform, revenues expanded 9.2% on the back of data services and PayTV, that increased 9.2% and 15.2% respectively.

EBITDA has been adjusted for a cash payment of 3,155 billion Colombian pesos made to the Colombian Government and described in the Relevant Events section. The quarter’s adjusted EBITDA at 1.1 trillion Colombian pesos is 9.1% higher than that of the year-earlier quarter, with the EBITDA margin increasing 2.5 percentage points to 40.1%.

INCOME STATEMENT (IFRS) - Colombia Billions of COP
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	2,800	2,734	2.4%	8,372	8,134	2.9%
Total Service Revenues	2,281	2,199	3.7%	6,809	6,551	3.9%
Wireless Revenues	2,012	1,991	1.0%	6,060	5,979	1.4%
Service Revenues	1,469	1,446	1.6%	4,457	4,360	2.2%
Equipment Revenues	511	528	-3.2%	1,543	1,562	-1.2%
Fixed Line and Other Revenues	845	773	9.2%	2,481	2,234	11.1%
Adjusted EBITDA*	1,123	1,030	9.1%	3,336	2,966	12.5%
%	40.1%	37.7%		39.8%	36.5%
Adjusted EBIT*	645	582	10.8%	1,925	1,647	16.9%
%	23.0%	21.3%		23.0%	20.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues. Adjusted EBITDA for a cash payment of 3,155 billion Colombian pesos associated to the reversal of telecom assets under our concession titles.

Colombia Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers* (thousands)	29,112	28,489	2.2%
Postpaid	6,604	6,224	6.1%
Prepaid	22,508	22,265	1.1%
MOU	194	212	-8.3%
ARPU (COP)	16,641	16,854	-1.3%
Churn (%)	4.6%	4.2%	0.4
Revenue Generating Units (RGUs)**	6,679	6,187	8.0%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
**Fixed Line, Broadband and Television.

Ecuador

We ended the quarter with 8.6 million subscribers after disconnecting 210 thousand clients, all of which were prepaid. On the postpaid segment, we registered net gains of 41 thousand subscribers. Fixed-broadband and PayTV accesses observed annual increases of 10.5% and 3.9%, respectively.

Revenues were down 8.6% to 325 million dollars, with service revenues falling 6.8% year-on-year, dragged by voice revenues that declined 21.6% on the mobile platform on account of aggressive competition in the prepaid segment. The pace of service revenue decline has been reduced from -9.2% in the second quarter and -10.9% in the first. Mobile data revenues are contributing to the stabilization of revenues, having increased 9.5% annually. Albeit from a small base, fixed service revenues had a strong performance, rising 38.7% in the period.

Third quarter EBITDA totaled 125 million dollars or 38.6% of revenues.

INCOME STATEMENT (IFRS) - Ecuador Millions of Dollars
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	325	356	-8.6%	991	1,085	-8.7%
Total Service Revenues	283	303	-6.8%	850	934	-9.0%
Wireless Revenues	305	341	-10.7%	929	1,040	-10.7%
Service Revenues	263	289	-9.0%	792	891	-11.1%
Equipment Revenues	42	52	-20.1%	138	150	-7.9%
Fixed Line and Other Revenues	21	15	39.1%	62	45	36.6%
EBITDA	125	154	-18.7%	379	458	-17.3%
% total revenues	38.6%	43.3%		38.2%	42.2%
EBIT	73	102	-28.7%	222	302	-26.6%
%	22.4%	28.7%		22.4%	27.9%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. We merged the fixed and mobile companies in 4Q16, 3Q16 figures were adjusted for comparison purposes

Ecuador Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	8,612	8,915	-3.4%
Postpaid	2,520	2,659	-5.2%
Prepaid	6,091	6,256	-2.6%
MOU	318	214	48.8%
ARPU (US$)	10	11	-7.5%
Churn (%)	4.9%	3.4%	1.5
Revenue Generating Units (RGUs) *	362	353	2.6%
* Fixed Line, Broadband and Television.

Peru

At the end of September we had 12.2 million wireless subscribers, 1.7% more than a year before, after net additions of 167 thousand clients in the quarter, including 19 thousand postpaid subscribers. Additionally, we had 1.4 million fixed-line RGUs, a 4.8% reduction from a year before because of the disconnection of land-line subscriptions.

The quarter’s revenues were up 2.8% to 1.4 billion soles. Mobile service revenues— 82% of the total—expanded 5.6% on the back of 20.6% mobile-data growth as we continued with the expansion of our 4G-LTE networks.

With better revenue trends and strict cost controls, EBITDA surged 43.9% year-on-year to 353 million soles and the EBITDA margin climbed 7.4 percentage points to 26.0%.

INCOME STATEMENT (IFRS) - Peru Millions of Soles
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	1,359	1,322	2.8%	4,047	3,864	4.7%
Total Service Revenues	1,183	1,143	3.5%	3,514	3,376	4.1%
Wireless Revenues	1,147	1,102	4.1%	3,414	3,225	5.9%
Service Revenues	964	913	5.6%	2,852	2,707	5.4%
Equipment Revenues	176	175	0.4%	531	481	10.4%
Fixed Line and Other Revenues	212	220	-3.6%	633	640	-1.0%
EBITDA	353	245	43.9%	948	710	33.5%
% total revenues	26.0%	18.5%		23.4%	18.4%
EBIT	162	66	143.3%	388	195	99.2%
%	11.9%	5.0%		9.6%	5.0%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Peru Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	12,238	12,029	1.7%
Postpaid	4,081	4,094	-0.3%
Prepaid	8,158	7,936	2.8%
MOU	214	188	13.7%
ARPU (Sol)	26	25	4.3%
Churn (%)	5.6%	5.6%	(0.0)
Revenue Generating Units (RGUs) *	1,408	1,480	-4.8%
* Fixed Line, Broadband and Television

Central America

Altogether, our Central American operations added 154 thousand mobile subscribers to finish September with 15.7 million clients. On the fixed-line platform we were just shy of six million accesses, an increase of 1.9% over the previous quarter and 8.1% over the year; growth was driven by broadband accesses, up 15.8%.

Revenues rose 2.4% year-on-year to 582 million dollars, with service revenues rising 1.3% driven by data revenue growth—11.3% on the fixed-line platform and 9.9% on the mobile one. Pay TV revenues were up 6.9% year-on-year.

Third quarter EBITDA, 207 million dollars, increased 6.2%, with the EBITDA margin expanding 1.3 percentage points to 35.6%.

INCOME STATEMENT (IFRS) - Central America Millions of Dollars
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	582	568	2.4%	1,727	1,682	2.6%
Total Service Revenues	535	528	1.3%	1,591	1,570	1.4%
Wireless Revenues	383	386	-0.8%	1,143	1,141	0.1%
Service Revenues	344	344	-0.2%	1,028	1,025	0.3%
Equipment Revenues	39	39	-2.2%	112	111	1.1%
Fixed Line and Other Revenues	201	186	8.0%	592	553	7.2%
EBITDA	207	195	6.2%	606	582	4.2%
% total revenues	35.6%	34.4%		35.1%	34.6%
EBIT	78	49	57.9%	218	164	33.0%
%	13.4%	8.7%		12.6%	9.7%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	15,653	15,880	-1.4%
Postpaid	2,367	2,334	1.4%
Prepaid	13,287	13,545	-1.9%
MOU	162	162	0.0%
ARPU (US$)	8	7	2.4%
Churn (%)	6.6%	6.3%	0.4
Revenue Generating Units (RGUs) *	5,698	5,273	8.1%
* Fixed Line, Broadband and Television.

Caribbean

At the end of the quarter we had 5.6 million wireless subscribers—2.9% more than last year’s—after adding 32 thousand new clients. The postpaid base grew 4.7% to 1.8 million. Fixed RGUs reached 2.7 million accesses, up 3.4%, with Pay TV expanding 12.4%.

On the revenue side the quarter’s figure reflects a drop of 17.7% for Puerto Rico taking the consolidated figure for the Caribbean to 441 million dollars, 9.4% less than a year before. In the Dominican Republic, service revenues were growing 1.5% year-on-year on the back of data revenues that expanded 8.7% annually. On the fixed-line segment we continue to experience solid growth as we expand broadband accesses and corporate services.

EBITDA declined 22.2% year-on-year to 122 million dollars with an EBITDA margin at 27.7% of revenues reflecting a 4.8 percentage point reduction from the prior quarter. The loss in EBITDA resulted from the revenue losses—including bonuses provided to our clients of 30 USD to prepaid clients and one month of service to postpaid subscribers—and the extraordinary operating costs in the aftermath of hurricane Maria, that hit the island on September 20th.

Among several issues, the island remained with no electrical power for some days and currently energy has been restored in only 15% of the territory. We experienced damages in our networks including some fallen towers and damages to the outside plant, including cuts in the metropolitan fiber rings. We are addressing these issues to reestablish communications services.

INCOME STATEMENT (IFRS) - Caribbean Millions of Dollars
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	441	487	-9.4%	1,399	1,462	-4.3%
Total Service Revenues	393	431	-8.9%	1,236	1,296	-4.7%
Wireless Revenues	234	270	-13.2%	770	820	-6.2%
Service Revenues	192	222	-13.6%	625	672	-7.0%
Equipment Revenues	43	49	-10.8%	151	151	0.2%
Fixed Line and Other Revenues	207	217	-4.8%	630	642	-1.8%
EBITDA	122	157	-22.2%	434	455	-4.7%
% total revenues	27.7%	32.3%		31.0%	31.1%
EBIT	49	92	-46.5%	230	241	-4.5%
%	11.2%	18.9%		16.4%	16.5%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues. 2Q16 figures have been adjusted to incorporate accounting changes in equipment revenues in Puerto Rico.

Caribbean Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	5,583	5,426	2.9%
Postpaid	1,846	1,763	4.7%
Prepaid	3,737	3,663	2.0%
MOU	255	278	-8.0%
ARPU (US$)	12	14	-15.9%
Churn (%)	3.5%	3.7%	(0.1)
Revenue Generating Units (RGUs) *	2,721	2,633	3.4%
* Fixed Line, Broadband and Television.

United States

Our subscriber base ended September with 23.7 million subscribers after net disconnections of 365 thousand subscribers in the quarter resulting from a cleanup of our base and from increased competition in the segment.

Total revenues increased 5.3% year-on-year reaching nearly two billion dollars in the quarter. Equipment revenues climbed 40.2% and service revenues 0.4%, as we moved to “monthly plans”. ARPU was up 7.3% annually and 0.8% sequentially.

The annual comparisons are affected by the fact that in the third quarter of 2016 we took on the former T-Mobile clients, which at the time added 50 million dollars to our revenues.

EBITDA came in at 141 million dollars, equivalent to 7.1% of revenues, a margin loss of 0.8 percentage points because of lower airtime margins, as the plan mix shifted to higher usage plans.

INCOME STATEMENT (IFRS) - United States Millions of Dollars
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	1,988	1,888	5.3%	5,904	5,419	9.0%
Service Revenues	1,664	1,657	0.4%	5,091	4,785	6.4%
Equipment Revenues	324	231	40.2%	812	633	28.2%
EBITDA	141	148	-5.0%	563	387	45.5%
% total revenues	7.1%	7.9%		9.5%	7.1%
EBIT	122	135	-9.9%	510	351	45.3%
%	6.1%	7.2%		8.6%	6.5%

United States Operating Data (IFRS)
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	23,743	26,486	-10.4%
MOU	513	483	6.1%
ARPU (US$)	23	22	7.3%
Churn (%)	4.2%	4.3%	(0.1)

Telekom Austria Group

We ended the quarter with 20.8 million wireless subscribers, 0.5% more than a year before after net additions of 151 thousand in the quarter. The postpaid base was up 3.0% annually driven by Croatia, Serbia and Austria. On the fixed-line segment we had just over six million RGUs, slightly less than in the year-earlier quarter adjusted by the acquisition of fixed-line assets in Belarus and Croatia.

Third quarter revenues at our European operations totaled 1.1 billion euros and were up 2.3% year-on-year, with service revenues posting a 1.4% increase in spite of the ongoing elimination of roaming charges in the EU. Service revenues were down slightly on the mobile platform, -0.8%, but on the fixed-line platform they rose 5.6%, buoyed by PayTV revenues, up 22.0%, and by fixed-data services that increased 7.3%.

EBITDA came in at 410 million euros, and was down -2.6% in relation to the year before.  It represented an EBITDA margin of 36.9% of revenues. The reduction in EBITDA partly arises from the unwinding of certain reserves in the third quarter of 2016, but also from an increase in subscriber acquisition costs reflecting a more dynamic commercial activity.

INCOME STATEMENT (IFRS) - Telekom Austria Group - Proforma Millions of Euros
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Total Revenues	1,111	1,085	2.3%	3,253	3,144	3.5%
Total Service Revenues	987	974	1.4%	2,910	2,835	2.6%
Wireless Revenues	697	683	2.0%	2,004	1,959	2.3%
Service Revenues	554	558	-0.8%	1,614	1,610	0.3%
Equipment Revenues	114	105	8.7%	316	289	9.3%
Fixed Line and Other Revenues	414	402	2.9%	1,248	1,185	5.4%
EBITDA	410	421	-2.6%	1,109	1,092	1.6%
% total revenues	36.9%	38.8%		34.1%	34.7%
EBIT	191	206	-7.4%	464	442	4.9%
%	17.2%	19.0%		14.3%	14.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; For further detail please visit www.telekomaustria.com/en/investor-relations

Telekom Austria Group Operating Data (IFRS) - Proforma
	3Q17	3Q16	Var.%
Wireless Subscribers (thousands)	20,828	20,732	0.5%
Postpaid	15,364	14,913	3.0%
Prepaid	5,464	5,819	-6.1%
MOU	307	303	1.3%
ARPU (Euros)	9	9	-1.5%
Churn (%)	2.0%	1.9%	0.1
Revenue Generating Units (RGUs) *	6,015	6,052	-0.6%
*Fixed Line, Broadband and Television.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT
margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA
margin	The ratio of EBITDA to total operating revenue.

EPS
(Mexican
pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings
per ADR
(US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity
subscribers	Subscribers weighted by the economic interest held in each company.

Gross
additions	Total number of subscribers acquired during the period.

Licensed
pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market
share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net
subscriber
additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt
/ EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless
penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
Mexico
EoP	18.13	19.50	-7.0%	18.13	19.50	-7.0%
Average	17.82	18.73	-4.9%	18.94	18.27	3.7%
Brazil
EoP	3.17	3.25	-2.4%	3.17	3.25	-2.4%
Average	3.16	3.24	-2.5%	3.17	3.55	-10.6%
Argentina
EoP	17.31	15.31	13.1%	17.31	15.31	13.1%
Average	17.28	14.94	15.6%	16.22	14.54	11.6%
Chile
EoP	638	658	-3.1%	638	658	-3.1%
Average	643	661	-2.8%	643	680	-5.5%
Colombia
EoP	2,941	2,880	2.1%	2,941	2,880	2.1%
Average	2,977	2,946	1.0%	2,940	3,065	-4.1%
Guatemala
EoP	7.34	7.52	-2.3%	7.34	7.52	-2.3%
Average	7.29	7.55	-3.4%	7.36	7.64	-3.7%
Honduras
EoP	23.56	23.19	1.6%	23.56	23.19	1.6%
Average	23.56	23.06	2.2%	23.64	22.86	3.4%
Nicaragua
EoP	30.41	28.97	5.0%	30.41	28.97	5.0%
Average	30.23	28.79	5.0%	29.86	28.44	5.0%
Costa Rica
EoP	575	559	2.9%	575	559	2.9%
Average	577	557	3.7%	572	548	4.4%
Peru
EoP	3.27	3.40	-4.0%	3.27	3.40	-4.0%
Average	3.25	3.34	-2.8%	3.27	3.37	-3.1%
Paraguay
EoP	5,657	5,555	1.8%	5,657	5,555	1.8%
Average	5,602	5,545	1.0%	5,611	5,651	-0.7%
Uruguay
EoP	28.98	28.44	1.9%	28.98	28.44	1.9%
Average	28.73	29.26	-1.8%	28.52	30.69	-7.1%
Dominican Republic
EoP	47.87	46.41	3.1%	47.87	46.41	3.1%
Average	47.66	46.06	3.5%	47.40	45.90	3.3%
Austria & CEE
EoP	0.85	0.89	-4.9%	0.85	0.89	-4.9%
Average	0.85	0.90	-5.1%	0.90	0.90	0.2%

Exchange Rates Local Currency Units per MxP
	3Q17	3Q16	Var.%	Jan - Sep 17	Jan - Sep 16	Var.%
USA
EoP	0.06	0.05	7.6%	0.06	0.05	7.6%
Average	0.06	0.05	5.1%	0.05	0.05	-3.5%
Brazil
EoP	0.17	0.17	5.0%	0.17	0.17	5.0%
Average	0.18	0.17	2.5%	0.17	0.19	-13.8%
Argentina
EoP	0.95	0.79	21.6%	0.95	0.79	21.6%
Average	0.97	0.80	21.5%	0.86	0.80	7.6%
Chile
EoP	35.2	33.7	4.3%	35.2	33.7	4.3%
Average	36.1	35.3	2.2%	33.9	37.2	-8.8%
Colombia
EoP	162	148	9.8%	162	148	9.8%
Average	167	157	6.2%	155	168	-7.5%
Guatemala
EoP	0.41	0.39	5.0%	0.41	0.39	5.0%
Average	0.41	0.40	1.5%	0.39	0.42	-7.1%
Honduras
EoP	1.30	1.19	9.3%	1.30	1.19	9.3%
Average	1.32	1.23	7.4%	1.25	1.25	-0.3%
Nicaragua
EoP	1.68	1.49	12.9%	1.68	1.49	12.9%
Average	1.70	1.54	10.4%	1.58	1.56	1.3%
Costa Rica
EoP	31.72	28.66	10.7%	31.72	28.66	10.7%
Average	32.39	29.71	9.0%	30.22	30.00	0.7%
Peru
EoP	0.18	0.17	3.3%	0.18	0.17	3.3%
Average	0.18	0.18	2.1%	0.17	0.18	-6.5%
Paraguay
EoP	312	285	9.5%	312	285	9.5%
Average	314	296	6.2%	296	309	-4.2%
Uruguay
EoP	1.60	1.46	9.6%	1.60	1.46	9.6%
Average	1.61	1.56	3.2%	1.51	1.68	-10.4%
Dominican Republic
EoP	2.64	2.38	10.9%	2.64	2.38	10.9%
Average	2.67	2.46	8.8%	2.50	2.51	-0.4%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer